EXHIBIT 4.10

CHENIERE ENERGY, INC. 2003 STOCK INCENTIVE PLAN

AMENDMENT No. 1

AMENDING SECTION 2.1 OF THE PLAN

WHEREAS, Cheniere Energy, Inc. (the “Company”) has heretofore adopted the Cheniere Energy, Inc. 2003 Stock Incentive Plan (the “Plan”); and

WHEREAS, the Company desires to amend the Plan in certain respects;

NOW THEREFORE, the Plan shall be amended as follows, effective as of January 29, 2004:

Section 2.1 shall be amended in its entirety to read as follows:

“2.1 Grants.

(a) The Committee may grant Options to purchase the Common Stock to any Employee, Consultant or Non-Employee Director according to the terms set forth below.

(b) The Board or the Committee may, by a resolution adopted by the Board or the Committee, authorize one or more officers of the Company to do one or both of the following: (i) designate Employees, Consultants or Non-Employee Directors to be recipients of Options and (ii) determine the number of Options to be received by such Employees, Consultants or Non-Employee Directors; provided, however, that the resolution so authorizing such officer or officers shall specify the total number of Options such officer or officers may so award. The Board or the Committee may not authorize an officer to designate himself or herself as a recipient of any Options.”